UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-213187) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2017

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Managing Executive Officer / Group CFO

UNAUDITED INTERIM CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS AS

OF AND FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2017

On November 28, 2017, we published our unaudited interim consolidated financial statements as of and for the six months ended September 30, 2017 prepared in accordance with Japanese GAAP as part of our interim securities report (shihanki hokokusho) for the same period filed by us with the relevant Japanese authorities. We have included in this report on Form 6-K an English translation of the unaudited interim consolidated financial statements and the notes thereto included in such interim securities report. Japanese GAAP differs in certain respects from U.S. GAAP. For a description of certain differences between U.S. GAAP and Japanese GAAP, see “Item 5. Operating and Financial Review and Prospects - Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission.

Financial Information

1.	Mizuho Financial Group, Inc. (“MHFG”) is a specified business company under Article 17-15, Paragraph 2 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc. and prepares the interim consolidated financial statements in the second quarter.

2.	The interim consolidated financial statements of MHFG are prepared in accordance with the “Ordinance on the Terminology, Forms, and Preparation Methods of Interim Consolidated Financial Statements” (Ordinance of the Ministry of Finance No. 24 of 1999). The classification of assets and liabilities and that of income and expenses are in accordance with the “Ordinance for Enforcement of the Banking Act” (Ordinance of the Ministry of Finance No. 10 of 1982).

3.	Ernst & Young ShinNihon LLC conducted a semiannual audit on the interim consolidated financial statements of MHFG for the six months ended September 30, 2017, pursuant to Article 193-2, Paragraph 1 of the Financial Instruments and Exchange Act.

I. Interim Consolidated Financial Statements

(1) Interim Consolidated Balance Sheet

	(Millions of yen)
	As of March 31, 2017		As of September 30, 2017
Assets
Cash and Due from Banks	*8	47,129,583	*8	50,982,819
Call Loans and Bills Purchased		1,035,746		894,076
Receivables under Resale Agreements		8,967,777		9,408,646
Guarantee Deposits Paid under Securities Borrowing Transactions		3,350,051		3,585,209
Other Debt Purchased		2,745,204		2,666,336
Trading Assets	*8	10,361,787	*8	12,465,215
Money Held in Trust		247,583		269,577
Securities	*1, *8, *15	32,353,158	*1, *8, *15	32,072,076
Loans and Bills Discounted	*3, *4, *5, *6, *7, *8, *9	78,337,793	*3, *4, *5, *6, *7, *8, *9	79,811,834
Foreign Exchange Assets	*7	1,828,782	*7	1,951,926
Derivatives other than for Trading Assets		2,170,750		1,844,878
Other Assets	*8	4,180,339	*8	5,299,252
Tangible Fixed Assets	*10, *11	1,136,329	*10, *11	1,113,753
Intangible Fixed Assets		1,045,486		1,083,617
Net Defined Benefit Asset		797,762		824,534
Deferred Tax Assets		56,066		56,567
Customers’ Liabilities for Acceptances and Guarantees		5,273,581		5,543,662
Reserves for Possible Losses on Loans		(509,175)		(364,743)

Total Assets		200,508,610		209,509,243

	(Millions of yen)
	As of March 31, 2017		As of September 30, 2017
Liabilities
Deposits	*8	120,045,217	*8	124,646,612
Negotiable Certificates of Deposit		10,631,277		11,992,948
Call Money and Bills Sold		1,255,172		1,602,970
Payables under Repurchase Agreements	*8	17,969,753	*8	19,521,855
Guarantee Deposits Received under Securities Lending Transactions	*8	1,679,300	*8	2,640,306
Commercial Paper		789,705		339,787
Trading Liabilities		7,923,285		7,815,999
Borrowed Money	*8, *12	6,307,230	*8, *12	5,353,682
Foreign Exchange Liabilities		526,053		426,712
Short-term Bonds		226,348		122,566
Bonds and Notes	*13	7,564,535	*13	8,060,465
Due to Trust Accounts		4,784,077		4,692,390
Derivatives other than for Trading Liabilities		1,784,857		1,656,576
Other Liabilities		3,883,168		4,902,561
Reserve for Bonus Payments		67,633		46,173
Reserve for Variable Compensation		3,018		1,614
Net Defined Benefit Liability		55,236		56,163
Reserve for Director and Corporate Auditor Retirement Benefits		1,327		1,284
Reserve for Possible Losses on Sales of Loans		298		124
Reserve for Contingencies		5,680		5,473
Reserve for Reimbursement of Deposits		19,072		19,378
Reserve for Reimbursement of Debentures		32,720		28,132
Reserves under Special Laws		2,309		2,285
Deferred Tax Liabilities		337,800		369,526
Deferred Tax Liabilities for Revaluation Reserve for Land	*10	66,585	*10	66,237
Acceptances and Guarantees		5,273,581		5,543,662

Total Liabilities		191,235,249		199,915,493

Net Assets
Common Stock and Preferred Stock		2,256,275		2,256,548
Capital Surplus		1,134,416		1,134,768
Retained Earnings		3,615,449		3,837,710
Treasury Stock		(4,849)		(6,475)

Total Shareholders’ Equity		7,001,291		7,222,552

Net Unrealized Gains (Losses) on Other Securities		1,289,985		1,409,766
Deferred Gains or Losses on Hedges		10,172		(7,714)
Revaluation Reserve for Land	*10	145,609	*10	144,817
Foreign Currency Translation Adjustments		(69,657)		(75,579)
Remeasurements of Defined Benefit Plans		144,866		148,906

Total Accumulated Other Comprehensive Income		1,520,976		1,620,196

Stock Acquisition Rights		1,754		1,173
Non-controlling Interests		749,339		749,827

Total Net Assets		9,273,361		9,593,750

Total Liabilities and Net Assets		200,508,610		209,509,243

(2) Interim Consolidated Statement of Income and

      Interim Consolidated Statement of Comprehensive Income

      Interim Consolidated Statement of Income

	(Millions of yen)
	For the six months ended September 30, 2016		For the six months ended September 30, 2017
Ordinary Income		1,563,262		1,764,841
Interest Income		678,188		797,177
Interest on Loans and Bills Discounted		442,430		494,710
Interest and Dividends on Securities		129,547		142,667
Fiduciary Income		24,729		27,690
Fee and Commission Income		359,011		344,211
Trading Income		213,872		130,953
Other Operating Income		165,262		177,376
Other Ordinary Income	*1	122,198	*1	287,431
Ordinary Expenses		1,142,318		1,333,535
Interest Expenses		241,807		389,759
Interest on Deposits		92,531		152,774
Fee and Commission Expenses		76,101		80,493
Trading Expenses		1,467		—
Other Operating Expenses		32,009		47,347
General and Administrative Expenses		704,164		733,194
Other Ordinary Expenses	*2	86,766	*2	82,740

Ordinary Profits		420,944		431,306

Extraordinary Gains	*3	1,426	*3	2,164
Extraordinary Losses	*4	3,245	*4	4,388

Income before Income Taxes		419,125		429,082

Income Taxes:
Current		101,907		107,634
Deferred		(63,140)		(12,364)

Total Income Taxes		38,766		95,270

Profit		380,358		333,812

Profit Attributable to Non-controlling Interests		22,175		17,166

Profit Attributable to Owners of Parent		358,183		316,645

      Interim Consolidated Statement of Comprehensive Income

	(Millions of yen)
	For the six months ended September 30, 2016	For the six months ended September 30, 2017
Profit	380,358	333,812
Other Comprehensive Income	(180,505)	98,082
Net Unrealized Gains (Losses) on Other Securities	(161,503)	118,017
Deferred Gains or Losses on Hedges	1,814	(17,318)
Revaluation Reserve for Land	(5)	(2)
Foreign Currency Translation Adjustments	(21,853)	(161)
Remeasurements of Defined Benefit Plans	13,420	8,116
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	(12,377)	(10,569)

Comprehensive Income	199,853	431,894

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	179,392	416,654
Comprehensive Income Attributable to Non-controlling Interests	20,461	15,240

(3) Interim Consolidated Statement of Changes in Net Assets

      For the six months ended September 30, 2016

	(Millions of yen)
	Shareholders’ Equity
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,255,790	1,110,164	3,197,616	(3,609)	6,559,962
Cumulative Effects of Changes in Accounting Policies			1,426		1,426
Balance as of the beginning of the period reflecting Changes in Accounting Policies	2,255,790	1,110,164	3,199,042	(3,609)	6,561,388
Changes during the period
Issuance of New Shares	484	484			969
Cash Dividends			(94,827)		(94,827)
Profit Attributable to Owners of Parent			358,183		358,183
Repurchase of Treasury Stock				(1,869)	(1,869)
Disposition of Treasury Stock		(55)		380	324
Cancellation of Treasury Stock		(1)		1	—
Transfer from Revaluation Reserve for Land			1,683		1,683
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders		706			706
Net Changes in Items other than Shareholders’ equity

Total Changes during the period	484	1,134	265,039	(1,488)	265,170

Balance as of the end of the period	2,256,275	1,111,299	3,464,082	(5,098)	6,826,558

	Accumulated Other Comprehensive Income						Stock Acquisition Rights	Non- controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	1,296,039	165,264	148,483	(53,689)	51,752	1,607,851	2,762	1,182,668	9,353,244
Cumulative Effects of Changes in Accounting Policies									1,426
Balance as of the beginning of the period reflecting Changes in Accounting Policies	1,296,039	165,264	148,483	(53,689)	51,752	1,607,851	2,762	1,182,668	9,354,670
Changes during the period
Issuance of New Shares									969
Cash Dividends									(94,827)
Profit Attributable to Owners of Parent									358,183
Repurchase of Treasury Stock									(1,869)
Disposition of Treasury Stock									324
Cancellation of Treasury Stock									—
Transfer from Revaluation Reserve for Land									1,683
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders									706
Net Changes in Items other than Shareholders’ equity	(161,691)	1,814	(1,689)	(32,211)	13,302	(180,475)	(1,008)	(468,096)	(649,579)

Total Changes during the period	(161,691)	1,814	(1,689)	(32,211)	13,302	(180,475)	(1,008)	(468,096)	(384,409)

Balance as of the end of the period	1,134,348	167,078	146,794	(85,900)	65,055	1,427,376	1,754	714,572	8,970,260

      For the six months ended September 30, 2017

	(Millions of yen)
	Shareholders’ Equity
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,275	1,134,416	3,615,449	(4,849)	7,001,291
Changes during the period
Issuance of New Shares	273	273			546
Cash Dividends			(95,173)		(95,173)
Profit Attributable to Owners of Parent			316,645		316,645
Repurchase of Treasury Stock				(2,447)	(2,447)
Disposition of Treasury Stock		(43)		821	778
Transfer from Revaluation Reserve for Land			788		788
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders		122			122
Net Changes in Items other than Shareholders’ equity

Total Changes during the period	273	352	222,260	(1,625)	221,260

Balance as of the end of the period	2,256,548	1,134,768	3,837,710	(6,475)	7,222,552

	Accumulated Other Comprehensive Income						Stock Acquisition Rights	Non- controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	1,289,985	10,172	145,609	(69,657)	144,866	1,520,976	1,754	749,339	9,273,361
Changes during the period
Issuance of New Shares									546
Cash Dividends									(95,173)
Profit Attributable to Owners of Parent									316,645
Repurchase of Treasury Stock									(2,447)
Disposition of Treasury Stock									778
Transfer from Revaluation Reserve for Land									788
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders									122
Net Changes in Items other than Shareholders’ equity	119,780	(17,886)	(791)	(5,922)	4,039	99,220	(580)	487	99,127

Total Changes during the period	119,780	(17,886)	(791)	(5,922)	4,039	99,220	(580)	487	320,388

Balance as of the end of the period	1,409,766	(7,714)	144,817	(75,579)	148,906	1,620,196	1,173	749,827	9,593,750

(4) Interim Consolidated Statement of Cash Flows

	(Millions of yen)
	For the six months ended September 30, 2016	For the six months ended September 30, 2017
Cash Flow from Operating Activities
Income before Income Taxes	419,125	429,082
Depreciation	79,135	86,319
Losses on Impairment of Fixed Assets	1,474	2,375
Amortization of Goodwill	713	2,073
Equity in Loss (Gain) from Investments in Affiliates	(11,327)	(10,553)
Increase (Decrease) in Reserves for Possible Losses on Loans	1,903	(147,147)
Increase (Decrease) in Reserve for Possible Losses on Sales of Loans	(263)	(173)
Increase (Decrease) in Reserve for Contingencies	(463)	94
Increase (Decrease) in Reserve for Bonus Payments	(11,575)	(22,170)
Increase (Decrease) in Reserve for Variable Compensation	(1,347)	(1,404)
Decrease (Increase) in Net Defined Benefit Asset	(8,289)	(15,384)
Increase (Decrease) in Net Defined Benefit Liability	1,868	1,381
Increase (Decrease) in Reserve for Director and Corporate Auditor Retirement Benefits	(308)	0
Increase (Decrease) in Reserve for Reimbursement of Deposits	(325)	306
Increase (Decrease) in Reserve for Reimbursement of Debentures	(3,971)	(4,588)
Interest Income - accrual basis	(678,188)	(797,177)
Interest Expenses - accrual basis	241,807	389,759
Losses (Gains) on Securities	(171,007)	(151,687)
Losses (Gains) on Money Held in Trust	(99)	(79)
Foreign Exchange Losses (Gains) - net	753,515	(84,088)
Losses (Gains) on Disposition of Fixed Assets	149	(145)
Decrease (Increase) in Trading Assets	70,442	(2,007,232)
Increase (Decrease) in Trading Liabilities	(14,437)	(199,022)
Decrease (Increase) in Derivatives other than for Trading Assets	82,284	342,036
Increase (Decrease) in Derivatives other than for Trading Liabilities	(456,069)	(142,490)
Decrease (Increase) in Loans and Bills Discounted	(1,841,494)	(1,056,197)
Increase (Decrease) in Deposits	6,618,771	4,201,080
Increase (Decrease) in Negotiable Certificates of Deposit	(1,530,518)	1,232,086
Increase (Decrease) in Borrowed Money (excluding Subordinated Borrowed Money)	(213,945)	(931,781)
Decrease (Increase) in Due from Banks (excluding Due from Central Banks)	(289,039)	278,728
Decrease (Increase) in Call Loans, etc.	(2,021,502)	6,089
Decrease (Increase) in Guarantee Deposits Paid under Securities Borrowing Transactions	211,413	(235,157)
Increase (Decrease) in Call Money, etc.	1,862,232	1,680,784
Increase (Decrease) in Commercial Paper	(78,875)	(453,719)
Increase (Decrease) in Guarantee Deposits Received under Securities Lending Transactions	(1,294,398)	961,006
Decrease (Increase) in Foreign Exchange Assets	(121,055)	(105,355)
Increase (Decrease) in Foreign Exchange Liabilities	91,160	(99,855)
Increase (Decrease) in Short-term Bonds (Liabilities)	(240,348)	(103,781)
Increase (Decrease) in Bonds and Notes	481,825	(46,218)
Increase (Decrease) in Due to Trust Accounts	(1,013,722)	(91,686)
Interest and Dividend Income - cash basis	698,368	785,022
Interest Expenses - cash basis	(245,866)	(396,480)
Other - net	1,191,287	128,548

Subtotal	2,559,035	3,423,198

	(Millions of yen)
	For the six months ended September 30, 2016		For the six months ended September 30, 2017
Cash Refunded (Paid) in Income Taxes		(127,391)		(81,537)

Net Cash Provided by (Used in) Operating Activities		2,431,643		3,341,661

Cash Flow from Investing Activities
Payments for Purchase of Securities		(24,230,237)		(32,915,966)
Proceeds from Sale of Securities		24,406,300		23,065,371
Proceeds from Redemption of Securities		4,238,938		10,325,499
Payments for Increase in Money Held in Trust		(51,470)		(58,705)
Proceeds from Decrease in Money Held in Trust		92		33,247
Payments for Purchase of Tangible Fixed Assets		(22,537)		(19,358)
Payments for Purchase of Intangible Fixed Assets		(169,275)		(103,021)
Proceeds from Sale of Tangible Fixed Assets		3,883		12,607
Proceeds from Sale of Intangible Fixed Assets		—		0
Proceeds from Sales of Stocks of Subsidiaries (affecting the scope of consolidation)		—		1,337

Net Cash Provided by (Used in) Investing Activities		4,175,694		341,010

Cash Flow from Financing Activities
Proceeds from Subordinated Borrowed Money		25,000		30,000
Repayments of Subordinated Borrowed Money		(60,000)		(49,000)
Proceeds from Issuance of Subordinated Bonds		615,000		574,000
Payments for Redemption of Subordinated Bonds		(14,000)		(50,000)
Proceeds from Issuance of Common Stock		6		3
Proceeds from Investments by Non-controlling Shareholders		361		712
Repayments to Non-controlling Shareholders		(460,672)		—
Cash Dividends Paid		(94,782)		(95,139)
Cash Dividends Paid to Non-controlling Shareholders		(20,400)		(14,080)
Payments for Purchase of Stocks of Subsidiaries (not affecting the scope of consolidation)		(216)		—
Payments for Repurchase of Treasury Stock		(1,430)		(1,604)
Proceeds from Sale of Treasury Stock		0		0

Net Cash Provided by (Used in) Financing Activities		(11,134)		394,891

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents		(63,536)		(6,214)

Net Increase (Decrease) in Cash and Cash Equivalents		6,532,667		4,071,349

Cash and Cash Equivalents at the beginning of the period		35,089,122		45,523,663

Cash and Cash Equivalents at the end of the period	*1	41,621,790	*1	49,595,013

Notes to Interim Consolidated Financial Statements

Fundamental and Important Matters for the Preparation of Interim Consolidated Financial Statements

1.	Scope of Consolidation

(1)	Number of consolidated subsidiaries: 130

Names of principal companies:

Mizuho Bank, Ltd.

Mizuho Trust & Banking Co., Ltd.

Mizuho Securities Co., Ltd.

Change in scope of consolidation

During the six months ended September 30, 2017, MHCB America Holdings, Inc. and eight other companies were excluded from the scope of consolidation as a result of merger and other factors.

(2)	Number of non-consolidated subsidiaries: 0

2.	Application of the Equity Method

(1)	Number of non-consolidated subsidiaries under the equity method: 0

(2)	Number of affiliates under the equity method: 19

Names of principal companies:

Orient Corporation

The Chiba Kogyo Bank, Ltd.

Joint Stock Commercial Bank for Foreign Trade of Vietnam

Change in scope of equity method

During the six months ended September 30, 2017, Exacta Asia Investment II LP was newly included in the scope of equity method as a result of establishment.

(3)	Number of non-consolidated subsidiaries not under the equity method: 0

(4)	Affiliates not under the equity method:

Pec International Leasing Co., Ltd.

Affiliates not under the equity method are excluded from the scope of the equity method since such exclusion has no material effect on MHFG’s interim consolidated financial statements in terms of Net Income (Loss) (amount corresponding to MHFG’s equity position), Retained Earnings (amount corresponding to MHFG’s equity position), Accumulated Other Comprehensive Income (amount corresponding to MHFG’s equity position) and others.

3.	Interim Balance Sheet Dates of Consolidated Subsidiaries

(1)	Interim balance sheet dates of consolidated subsidiaries are as follows:

January 31	1 company
June 29	6 companies
June 30	54 companies
September 30	69 companies

(2)	Consolidated subsidiaries with interim balance sheet dates of June 29 were consolidated based on their tentative interim financial statements as of and for the period ended June 30. The consolidated subsidiary with the interim balance sheet date of January 31 was consolidated based on its tentative interim financial statement as of and for the period ended the interim consolidated balance sheet date. Other consolidated subsidiaries were consolidated based on their interim financial statements as of and for the period ended their respective interim balance sheet dates.

The necessary adjustments have been made to the interim financial statements for any significant transactions that took place between their respective interim balance sheet dates and the date of the interim consolidated financial statements.

4.	Standards of Accounting Method

(1)	Credited Loans pursuant to Trading Securities and Trading Income & Expenses

Credited loans held for the purpose of trading are, in line with trading securities, recognized on a trade date basis and recorded in Other Debt Purchased on the interim consolidated balance sheet. Other Debt Purchased related to the relevant credited loans is stated at fair value at the interim consolidated balance sheet date. Interest received and the gains or losses on the sale of the relevant credited loans during the six months ended September 30, 2017, including the gains or losses resulting from any change in the value between the beginning and the end of the six months ended September 30, 2017, are recognized in Other Operating Income and Other Operating Expenses on the interim consolidated statements of income.

(2)	Trading Assets & Liabilities and Trading Income & Expenses

Trading transactions intended to take advantage of short-term fluctuations and arbitrage opportunities in interest rates, currency exchange rates, market prices of securities and related indices are recognized on a trade date basis and recorded in Trading Assets or Trading Liabilities on the interim consolidated balance sheet. Income or expenses generated on the relevant trading transactions are recorded in Trading Income or Trading Expenses on the interim consolidated statement of income.

Securities and other monetary claims held for trading purposes are stated at fair value at the interim consolidated balance sheet date. Derivative financial products, such as swaps, futures and option transactions, are stated at fair value, assuming that such transactions are terminated and settled at the interim consolidated balance sheet date.

Trading Income and Trading Expenses include the interest received and the interest paid during the six months ended September 30, 2017, the gains or losses resulting from any change in the value of securities and other monetary claims between the beginning and the end of the six months ended September 30, 2017, and the gains or losses resulting from any change in the value of financial derivatives between the beginning and the end of the six months ended September 30, 2017, assuming they were settled at the end of the six months ended September 30, 2017.

(3)	Securities

(a)	Bonds held to maturity are stated at amortized cost (straight-line method) and determined by the moving average method. Investments in affiliates not under the equity method are stated at acquisition cost and determined by the moving average method. As to Other Securities, in principle, fair value of Japanese stocks is determined based on the average quoted market price over the month preceding the interim consolidated balance sheet date. Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the interim consolidated balance sheet date (cost of securities sold is calculated primarily by the moving average method). Other Securities, the fair values of which are extremely difficult to determine, are stated at acquisition cost and determined by the moving average method.

The net unrealized gains (losses) on Other Securities are included directly in Net Assets, net of applicable income taxes after excluding gains and losses as a result of the fair-value hedge method.

(b)	Securities which are held as trust assets in Money Held in Trust accounts are valued in the same way as given in (a) above.

(4)	Derivative Transactions

Derivative transactions (other than transactions for trading purposes) are valued at fair value.

(5)	Depreciation of Fixed Assets

1)	Tangible Fixed Assets (Except for Lease Assets)

Depreciation of buildings is computed mainly by the straight-line method, and that of others is computed mainly by the declining-balance method. The amount based on estimated annual depreciation expenses is allocated to each period.

The range of useful lives is as follows:

Buildings	3 years to 50 years
Others	2 years to 20 years

2)	Intangible Fixed Assets (Except for Lease Assets)

Amortization of Intangible Fixed Assets is computed by the straight-line method. Development costs for internally-used software are capitalized and amortized over their estimated useful lives of mainly from five to ten years as determined by MHFG and consolidated subsidiaries.

3)	Lease Assets

Depreciation of lease assets booked in Tangible Fixed Assets and Intangible Fixed Assets which are concerned with finance lease transactions that do not transfer ownership is mainly computed by the same method as the one applied to fixed assets owned by us.

(6)	Deferred Assets

Bond issuance costs are expensed as incurred.

(7)	Reserves for Possible Losses on Loans

Reserves for Possible Losses on Loans of major domestic consolidated subsidiaries are maintained in accordance with internally established standards for write-offs and reserve provisions.

For claims extended to obligors that are legally bankrupt under the Bankruptcy Law, Special Liquidation under the Company Law or other similar laws (“Bankrupt Obligors”), and to obligors that are effectively in similar conditions (“Substantially Bankrupt Obligors”), reserves are maintained at the amounts of claims net of direct write-offs described below and the expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees. For claims extended to obligors that are not yet legally or formally bankrupt but are likely to be bankrupt (“Intensive Control Obligors”), reserves are maintained at the amounts deemed necessary based on overall solvency analyses of the amounts of claims net of expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees.

For claims extended to Intensive Control Obligors and Obligors with Restructured Loans and others, if the exposure to an obligor exceeds a certain specific amount, reserves are provided as follows: (i) if future cash flows of the principal and interest can be reasonably estimated, the discounted cash flow method is applied, under which the reserve is determined as the difference between the book value of the loan and its present value of future cash flows discounted using the contractual interest rate before the loan was classified as a Restructured Loan, and (ii) if future cash flows of the principal and interest cannot be reasonably estimated, reserves are provided for the losses estimated for each individual loan.

For claims extended to other obligors, reserves are maintained at rates derived from historical credit loss experience and other factors. Reserve for Possible Losses on Loans to Restructuring Countries is maintained in order to cover possible losses based on analyses of the political and economic climates of the countries.

All claims are assessed by each claim origination department in accordance with the internally established “Self-assessment Standard,” and the results of the assessments are verified and examined by the independent examination departments.

In the case of claims to Bankrupt Obligors and Substantially Bankrupt Obligors, which are collateralized or guaranteed by a third party, the amounts deemed uncollectible (calculated by deducting the anticipated proceeds from the sale of collateral pledged against the claims and amounts that are expected to be recovered from guarantors of the claims) are written off against the respective claims balances. The total directly written-off amount was ¥96,292 million (¥93,782 million at the end of the fiscal year ended March 31, 2017).

Other consolidated subsidiaries provide the amount necessary to cover the loan losses based upon past experience and other factors for general claims and the assessment for each individual loan for other claims.

(8)	Reserve for Possible Losses on Investments

Reserve for Possible Losses on Investments is maintained to provide against possible losses on investments in securities, after taking into consideration the financial condition and other factors concerning the investee company.

(9)	Reserve for Bonus Payments

Reserve for Bonus Payments, which is provided for future bonus payments to employees, is maintained at the amount accrued at the end of the six months ended September 30, 2017, based on the estimated future payments.

(10)	Reserve for Variable Compensation

To prepare for the payments of performance payments and stock compensation to be paid as variable compensation within compensation for directors, executive officers and specialist officers of Mizuho Financial Group, Inc., Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd., the amount accrued at the end of the six months ended September 30, 2017 among the estimated payment based on the standard amount regarding variable compensation of the fiscal year ending March 31, 2017 is provided.

(11)	Reserve for Director and Corporate Auditor Retirement Benefits

Reserve for Director and Corporate Auditor Retirement Benefits, which is provided for future retirement benefit payments to directors, corporate auditors, and executive officers, is recognized at the amount accrued by the end of the six months ended September 30, 2017, based on the internally established standards.

(12)	Reserve for Possible Losses on Sales of Loans

Reserve for Possible Losses on Sales of Loans is provided for possible future losses on sales of loans at the amount deemed necessary based on a reasonable estimate of possible future losses.

(13)	Reserve for Contingencies

Reserve for Contingencies is maintained to provide against possible losses from contingencies which are not covered by other specific reserves. The balance is an estimate of possible future losses considered to require a reserve.

(14)	Reserve for Reimbursement of Deposits

Reserve for Reimbursement of Deposits is provided against the losses for the deposits derecognized from liabilities at the estimated amount of future claims for withdrawal by depositors.

(15)	Reserve for Reimbursement of Debentures

Reserve for Reimbursement of Debentures is provided for the debentures derecognized from liabilities at the estimated amount for future claims.

(16)	Reserve under Special Laws

Reserve under Special Laws is Reserve for Contingent Liabilities from Financial Instruments and Exchange. This is the reserve pursuant to Article 46-5 of the Financial Instruments and Exchange Law and Article 175 of the Cabinet Office Ordinance regarding Financial Instruments Business, etc. to indemnify the losses incurred from accidents in the purchase and sale of securities, other transactions or derivative transactions.

(17)	Accounting Method for Retirement Benefits

In calculating retirement benefit obligations, a benefit formula basis is used as a method of attributing expected retirement benefits to the period up to the end of the six months ended September 30, 2017. Unrecognized actuarial differences are recognized as income or expenses from the following fiscal year under the straight-line method over a certain term within the average remaining service period of the employees (mainly 10 years) of the respective fiscal years.

Certain consolidated subsidiaries apply the simplified method that assumes the amount required for voluntary resignation at the end of the six months ended September 30, 2017 to be retirement benefit obligations in computing net defined benefit liability and retirement benefit expenses.

(18)	Assets and Liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies and accounts of overseas branches of domestic consolidated banking subsidiaries and a domestic consolidated trust banking subsidiary are translated into Japanese yen primarily at the exchange rates in effect at the interim consolidated balance sheet date, with the exception of the investments in affiliates not under the equity method, which are translated at historical exchange rates.

Assets and liabilities denominated in foreign currencies of the consolidated subsidiaries, except for the transactions mentioned above, are translated into Japanese yen primarily at the exchange rates in effect at the respective interim balance sheet dates.

(19)	Hedge Accounting

(a)	Interest Rate Risk

The deferred method, the fair-value hedge method or the exceptional accrual method for interest rate swaps are applied as hedge accounting methods.

The portfolio hedge transaction for a large volume of small-value monetary claims and liabilities of domestic consolidated banking subsidiaries and some of domestic consolidated trust banking subsidiaries is accounted for in accordance with the method stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No. 24, February 13, 2002).

The effectiveness of hedging activities for the portfolio hedge transaction for a large volume of small-value monetary claims and liabilities is assessed as follows:

i)	as for hedging activities to offset market fluctuation risks, the effectiveness is assessed by bracketing both the hedged instruments, such as deposits and loans, and the hedging instruments, such as interest-rate swaps, in the same maturity bucket.

ii)	as for hedging activities to fix the cash flows, the effectiveness is assessed based on the correlation between a base interest rate index of the hedged instrument and that of the hedging instrument.

The effectiveness of the individual hedge is assessed based on the comparison of the fluctuation in the market or of cash flows of the hedged instruments with that of the hedging instruments.

(b)	Foreign Exchange Risk

Domestic consolidated banking subsidiaries and some of domestic consolidated trust banking subsidiaries apply the deferred method of hedge accounting to hedge foreign exchange risks associated with various financial assets and liabilities denominated in foreign currencies as stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Audit Committee Report No. 25, July 29, 2002). The effectiveness of the hedge is assessed by confirming that the amount of the foreign currency position of the hedged monetary claims and liabilities is equal to or larger than that of currency-swap transactions, exchange swap transactions, and similar transactions designated as the hedging instruments of the foreign exchange risk.

In addition to the above methods, these subsidiaries apply the deferred method or the fair-value hedge method to portfolio hedges of the foreign exchange risks associated with investments in subsidiaries and affiliates in foreign currency and Other Securities in foreign currency (except for bonds) identified as hedged items in advance, as long as the amount of foreign currency payables of spot and forward foreign exchange contracts exceeds the amount of acquisition cost of the hedged foreign securities in foreign currency.

(c)	Inter-company Transactions

Inter-company interest rate swaps, currency swaps and similar derivatives among consolidated companies or between trading accounts and other accounts, which are designated as hedges, are not eliminated and related gains and losses are recognized in the statement of income or deferred under hedge accounting, because these inter-company derivatives are executed according to the criteria for appropriate outside third-party cover operations which are treated as hedge transactions objectively in accordance with JICPA Industry Audit Committee Reports No. 24 and 25.

As for certain assets and liabilities of MHFG and its consolidated subsidiaries, the deferred method, the fair-value hedge method or the exceptional accrual method for interest rate swaps are applied.

(20)	Scope of Cash and Cash Equivalents on Interim Consolidated Statements of Cash Flows

In the interim consolidated statements of cash flows, Cash and Cash Equivalents consist of cash and due from central banks included in “Cash and Due from Banks” on the interim consolidated balance sheet.

(21)	Consumption Taxes and other

With respect to MHFG and its domestic consolidated subsidiaries, Japanese consumption taxes and local consumption taxes are excluded from transaction amounts.

Additional Information

The Board Benefit Trust (“BBT”) Program

Since MHFG operates its business giving due regard to creating value for diverse stakeholders and realizing improved corporate value through the continuous and stable growth of MHFG group pursuant to MHFG’s basic management policy defined under the Mizuho Financial Group’s Corporate Identity, MHFG has introduced a performance-based stock compensation program using a trust (the “Program”) that functions as an incentive for each Director, Executive Officer, and Specialist Officer to exert maximum effort in performing his or her duties, and also as consideration for such exertion of effort.

(1)	Outline of the Program

The Program has adopted the Board Benefit Trust (“BBT”) framework. MHFG’s shares on the stock market will be acquired through a trust established based on the underlying funds contributed by MHFG, and MHFG’s shares will be distributed to Directors, Executive Officers, and Specialist Officers of MHFG, Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd. (the “Company Group”) in accordance with the Rules on Distribution of Shares to be prescribed in advance. The number of MHFG’s shares to be distributed will be determined pursuant to a performance evaluation based on the annual business plan.

A structure has been introduced for the distribution of MHFG’s shares under the Program, whereby the distribution will be deferred over three years, and the deferred portion will be subject to reduction or forfeiture depending on certain factors, including the performance of the Company Group or the relevant Directors, Executive Officers, and Specialist Officers.

Voting rights related to MHFG’s shares belonging to the trust assets under the trust shall not be exercised.

(2)	MHFG’s Shares Outstanding in the Trust

MHFG’s shares outstanding in the trust are recognized as Treasury Stock under Net Assets at the carrying amount (excluding the amount of incidental expenses) in the trust. The carrying amount of such Treasury Stock as of September 30, 2017 was ¥2,424 million for 13,319 thousand shares (the carrying amount as of March 31, 2017 was ¥1,428 million for 9,000 thousand shares).

Notes to Interim Consolidated Balance Sheet

*1.	The total amount of shares and investments in affiliates

	(Millions of yen)
	As of March 31, 2017	As of September 30, 2017
Shares	314,056	244,531
Investments	557	557

2.	MHFG does not have unsecured loaned securities which the borrowers have the right to sell or repledge.

In certain transactions, MHFG has the right to sell or repledge the following unsecured borrowed securities, securities purchased under resale agreements and securities borrowed with cash collateral.

	(Millions of yen)
	As of March 31, 2017	As of September 30, 2017
Securities repledged	13,471,535	13,869,318
Securities neither repledged nor re-loaned at the end of the period/the fiscal year	675,330	689,640

*3.	Loans to Bankrupt Obligors and Non-Accrual Delinquent Loans, which are included in Loans and Bills Discounted, are as follows:

	(Millions of yen)
	As of March 31, 2017	As of September 30, 2017
Loans to Bankrupt Obligors	33,330	25,752
Non-Accrual Delinquent Loans	430,525	389,725

Loans to Bankrupt Obligors are loans, excluding loans written-off, on which delinquencies in payment of principal and/or interest have continued for a significant period of time or for some other reason there is no prospect of collecting principal and/or interest (“Non-Accrual Loans”), as per Article 96, Paragraph 1, Item 3, Subsections 1 to 5 or Item 4 of the Corporate Tax Law Enforcement Ordinance (Government Ordinance No. 97, 1965).

Non-Accrual Delinquent Loans represent Non-Accrual Loans other than (i) Loans to Bankrupt Obligors and (ii) loans on which interest payments have been deferred in order to assist or facilitate the restructuring of the obligors.

*4.	Balance of Loans Past Due for Three Months or More, which is included in Loans and Bills Discounted, is as follows:

	(Millions of yen)
	As of March 31, 2017	As of September 30, 2017
Loans Past Due for Three Months or More	7,896	4,264

Loans Past Due for Three Months or More are loans on which payments of principal and/or interest have not been made for a period of three months or more since the next day following the first due date without such payments, and which are not included in Loans to Bankrupt Obligors, or Non-Accrual Delinquent Loans.

*5.	Balance of Restructured Loans, which is included in Loans and Bills Discounted, is as follows:

	(Millions of yen)
	As of March 31, 2017	As of September 30, 2017
Restructured Loans	414,700	209,827

Restructured Loans represent loans whose contracts were amended in favor of obligors (e.g. reduction of, or exemption from, stated interest, deferral of interest payments, extension of maturity dates and renunciation of claims) in order to assist or facilitate the restructuring of the obligors. Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans and Loans Past Due for Three Months or More are not included.

*6.	Total balance of Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans, Loans Past Due for Three Months or More, and Restructured Loans is as follows:

	(Millions of yen)
	As of March 31, 2017	As of September 30, 2017
Total	886,452	629,570

The amounts given in *3 through *6 above are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

*7.	In accordance with “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No. 24, February 13, 2002), bills discounted are accounted for as financing transactions. The banking subsidiaries have rights to sell or pledge these commercial bills, foreign exchange bills purchased and others. The face values of these bills are as follows:

(Millions of yen)
As of March 31, 2017	As of September 30, 2017
1,315,137	1,281,917

*8.	Breakdown of assets pledged as collateral is as follows:

	(Millions of yen)
	As of March 31, 2017	As of September 30, 2017
The following assets are pledged as collateral:
Trading Assets	1,882,123	3,140,513
Securities	8,425,757	7,766,627
Loans and Bills Discounted	7,128,930	6,097,314

Total	17,436,811	17,004,455

The following liabilities are collateralized by the above assets:
Deposits	918,743	331,131
Payables under Repurchase Agreements	6,109,314	6,963,018
Guarantee Deposits Received under Securities Lending Transactions	1,219,762	2,243,523
Borrowed Money	4,810,490	3,852,445

In addition to the above, the following items are pledged as collateral in connection with the settlement accounts of foreign and domestic exchange transactions or derivatives transactions and others or as a substitute for margins for futures transactions and others:

	(Millions of yen)
	As of March 31, 2017	As of September 30, 2017
Cash and Due from Banks	45,404	53,141
Trading Assets	126,225	70,322
Securities	3,919,060	3,473,474
Loans and Bills Discounted	238,686	140,974

Other Assets includes margins for futures transactions, guarantee deposits, and collateral pledged for financial instruments and others as follows:

	(Millions of yen)
	As of March 31, 2017	As of September 30, 2017
Margins for Futures Transactions	269,376	347,692
Guarantee Deposits	128,941	133,385
Collateral Pledged for Financial Instruments and Others	1,107,022	1,644,083

*9.	Overdraft protection on current accounts and contracts of the commitment line for loans are contracts by which banking subsidiaries are bound to extend loans up to the prearranged amount, at the request of customers, unless the customer is in breach of contract conditions. The unutilized balance of these contracts amounts is as follows:

	(Millions of yen)
	As of March 31, 2017	As of September 30, 2017
Unutilized balance	91,657,478	91,385,661
Amount relating to contracts of which the original contractual maturity is one year or less, or which are unconditionally cancelable at any time	71,552,248	71,383,960

Since many of these contracts expire without being exercised, the unutilized balance itself does not necessarily affect future cash flows. A provision is included in many of these contracts that entitles the banking subsidiaries to refuse the execution of loans, or reduce the maximum amount under contracts when there is a change in the financial situation, necessity to preserve a claim or other similar reasons. The banking subsidiaries require collateral such as real estate and securities when deemed necessary at the time the contract is entered into. In addition, they periodically monitor customers’ business conditions in accordance with internally established standards and take necessary measures to manage credit risks such as amendments to contracts.

*10.	In accordance with the Land Revaluation Law (Proclamation No. 34 dated March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries was revalued. The applicable income taxes on the entire excess of revaluation are included in Deferred Tax Liabilities for Revaluation Reserve for Land under Liabilities, and the remainder, net of applicable income taxes, is stated as Revaluation Reserve for Land included in Net Assets.

Revaluation date: March 31, 1998

Revaluation method as stated in Article 3, Paragraph 3 of the above law: Land used for business operations was revalued by calculating the value on the basis of the valuation by road rating stipulated in Article 2, Paragraph 4 of the Enforcement Ordinance relating to the Land Revaluation Law (Government Ordinance No. 119 promulgated on March 31, 1998) with reasonable adjustments to compensate for sites with long depth and other factors, and also on the basis of the appraisal valuation stipulated in Paragraph 5.

*11.	Accumulated Depreciation of Tangible Fixed Assets

	(Millions of yen)
	As of March 31, 2017	As of September 30, 2017
Accumulated Depreciation	858,561	870,415

*12.	Borrowed Money includes subordinated borrowed money with a covenant that performance of the obligation is subordinated to that of other obligations.

	(Millions of yen)
	As of March 31, 2017	As of September 30, 2017
Subordinated Borrowed Money	252,000	233,000

*13.	Bonds and Notes includes subordinated bonds.

	(Millions of yen)
	As of March 31, 2017	As of September 30, 2017
Subordinated Bonds	2,430,741	2,956,812

14.	The principal amounts of money trusts with contracts indemnifying the principal amounts, which are entrusted to domestic consolidated trust banking subsidiaries, are as follows:

	(Millions of yen)
	As of March 31, 2017	As of September 30, 2017
Money trusts	1,413,077	1,356,735

*15.	Liabilities for guarantees on corporate bonds included in “Securities,” which are issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Act)

(Millions of yen)
As of March 31, 2017	As of September 30, 2017
1,169,267	1,191,011

Notes to Interim Consolidated Statement of Income

*1.	Other Ordinary Income includes the following:

	(Millions of yen)
	For the six months ended September 30, 2016	For the six months ended September 30, 2017
Reversal of Reserves for Possible Losses on Loans	25	132,487
Gains on Sales of Stocks	76,772	123,397

*2.	Other Ordinary Expenses includes the following:

	(Millions of yen)
	For the six months ended September 30, 2016	For the six months ended September 30, 2017
System Migration-related Expenses	19,367	29,110
Losses on Write-offs of Loans	10,480	9,744
Stock-related Derivatives Expenses	4,993	8,448

*3.	Extraordinary Gains includes the following:

	(Millions of yen)
	For the six months ended September 30, 2016	For the six months ended September 30, 2017
Gains on Disposition of Fixed Assets	1,426	2,158

*4.	Extraordinary Losses includes the following:

	(Millions of yen)
	For the six months ended September 30, 2016	For the six months ended September 30, 2017
Losses on Impairment of Fixed Assets	1,474	2,375
Losses on Disposition of Fixed Assets	1,576	2,013

Notes to Interim Consolidated Statement of Changes in Net Assets

For the six months ended September 30, 2016

1.	Types and number of issued shares and of treasury stock are as follows:

	(Thousands of shares)
	As of April 1, 2016	Increase during the period	Decrease during the period	As of September 30, 2016	Remarks
Issued Shares
Common Stock	25,030,525	355,782	—	25,386,307	(Note 1)
Eleventh Series Class XI Preferred Stock	914,752	—	914,752	—	(Note 2)

Total	25,945,277	355,782	914,752	25,386,307

Treasury Stock
Common Stock	10,929	12,166	1,199	21,895	(Note 3)
Eleventh Series Class XI Preferred Stock	815,828	98,923	914,752	—	(Note 4)

Total	826,757	111,089	915,951	21,895

(Notes)	1. Increases are due to request for acquisition (conversion) of preferred stock (349,677 thousand shares) and exercise of stock acquisition rights (stock options) (6,105 thousand shares).
2. Decreases are due to cancellation of treasury stock (preferred stock).

3.      Increases are due to acquisition of MHFG shares by BBT trust account (9,000 thousand shares), and repurchase of shares constituting less than one unit and other factors (3,166 thousand shares). Decreases are due to exercise of stock acquisition rights (stock options) (266 thousand shares) and repurchase of shares constituting less than one unit and other factors (933 thousand shares). The number of shares as of September 30, 2016 includes the number of shares held by BBT trust account (9,000 thousand shares).

4.      Increases are due to acquisition (conversion) of treasury stock (preferred stock) (75,091 thousand shares) and request for acquisition (conversion) of preferred stock (23,832 thousand shares). Decreases are due to cancellation of treasury stock (preferred stock).

2.	Stock acquisition rights and treasury stock acquisition rights are as follows:

Category	Breakdown of stock acquisition rights	Class of shares to be issued or transferred upon exercise of stock acquisition rights	Number of shares to be issued or transferred upon exercise of stock acquisition rights (Shares)				Balance as of September 30, 2016 (Millions of yen)	Remarks

			As of April 1, 2016	Increase during the period	Decrease during the period	As of September 30, 2016
MHFG	Stock acquisition rights (Treasury stock acquisition rights)	—	— (—)	— (—)	— (—)	— (—)	— (—)
	Stock acquisition rights as stock option	—					1,754
Consolidated subsidiaries (Treasury stock acquisition rights)		—					— (—)

Total		—					1,754 (—)

3.	Cash dividends distributed by MHFG are as follows:

(1)	Cash dividends paid during the six months ended September 30, 2016

Resolution	Type	Cash Dividends (Millions of yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date
May 13, 2016	Common Stock	93,838	3.75	March 31, 2016	June 3, 2016

The Board of Directors	Eleventh Series Class XI Preferred Stock	989	10	March 31, 2016	June 3, 2016

(2)	Cash dividends with record dates falling in the six months ended September 30, 2016 and effective dates coming after the end of the period

Resolution	Type	Cash Dividends (Millions of yen)	Resource of Dividends	Cash Dividends per Share (Yen)	Record Date	Effective Date
November 14, 2016	Common Stock	95,173	Retained Earnings	3.75	September 30, 2016	December 6, 2016
The Board of Directors

(Note)	Cash dividends based on the resolution of the Board of Directors on November 14, 2016 include ¥33 million of cash dividends on MHFG shares held by BBT trust account.

For the six months ended September 30, 2017

1.	Types and number of issued shares and of treasury stock are as follows:

	(Thousands of shares)
	As of April 1, 2017	Increase during the period	Decrease during the period	As of September 30, 2017	Remarks
Issued Shares
Common Stock	25,386,307	3,337	—	25,389,644	(Note 1)

Total	25,386,307	3,337	—	25,389,644

Treasury Stock
Common Stock	19,992	11,979	4,800	27,171	(Note 2)

Total	19,992	11,979	4,800	27,171

(Notes)	1. Increases are due to exercise of stock acquisition rights (stock options) (3,337 thousand shares).

2.      Increases are due to acquisition of treasury stock by BBT trust account (8,130 thousand shares), and repurchase of shares constituting less than one unit and other factors (3,849 thousand shares). Decreases are due to distribution of treasury stock through BBT trust account (3,810 thousand shares), exercise of stock acquisition rights (stock options) (212 thousand shares) and repurchase of shares constituting less than one unit and other factors (778 thousand shares). The number of shares as of September 30, 2017, includes the number of treasury stock held by BBT trust account (13,319 thousand shares).

2.	Stock acquisition rights and treasury stock acquisition rights are as follows:

Category	Breakdown of stock acquisition rights	Class of shares to be issued or transferred upon exercise of stock acquisition rights	Number of shares to be issued or transferred upon exercise of stock acquisition rights (Shares)				Balance as of September 30, 2017 (Millions of yen)	Remarks

			As of April 1, 2017	Increase during the period	Decrease during the period	As of September 30, 2017
MHFG	Stock acquisition rights (Treasury stock acquisition rights)	—	— (—)	— (—)	— (—)	— (—)	— (—)
	Stock acquisition rights as stock option	—					1,173
Consolidated subsidiaries (Treasury stock acquisition rights)		—					— (—)

Total		—					1,173 (—)

3.	Cash dividends distributed by MHFG are as follows:

(1)	Cash dividends paid during the six months ended September 30, 2017

Resolution	Type	Cash Dividends (Millions of yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date
May 15, 2017 The Board of Directors	Common Stock	95,173	3.75	March 31, 2017	June 5, 2017

(Note) Cash dividends based on the resolution of the Board of Directors on May 15, 2017 include ¥33 million of cash dividends on treasury stock held by BBT trust account.

(2)	Cash dividends with record dates falling in the six months ended September 30, 2017 and effective dates coming after the end of the period

Resolution	Type	Cash Dividends (Millions of yen)	Resource of Dividends	Cash Dividends per Share (Yen)	Record Date	Effective Date
November 13, 2017 The Board of Directors	Common Stock	95,186	Retained Earnings	3.75	September 30, 2017	December 5, 2017

(Note)	Cash dividends based on the resolution of the Board of Directors on November 13, 2017 include ¥49 million of cash dividends on treasury stock held by BBT trust account.

Notes to Interim Consolidated Statement of Cash Flows

*1.	Cash and Cash Equivalents at the end of the period on the Interim Consolidated Statement of Cash Flows reconciles to Cash and Due from Banks on the Interim Consolidated Balance Sheet as follows:

	(Millions of yen)
	For the six months ended September 30, 2016	For the six months ended September 30, 2017
Cash and Due from Banks	42,715,384	50,982,819
Due from Banks excluding central banks	(1,093,594)	(1,387,806)

Cash and Cash Equivalents	41,621,790	49,595,013

Lease Transactions

1.	Finance Leases (Lessees)

Finance lease transactions that do not transfer ownership:

1)	Lease Assets:

(a)	Tangible fixed assets: mainly equipment

(b)	Intangible fixed assets: software

2)	The method for computing the amount of depreciation is described in “4. Standards of Accounting Method (5) Depreciation of Fixed Assets.”

2.	Operating Leases

The future lease payments subsequent to the end of the fiscal year for non-cancelable operating lease transactions are summarized as follows:

(1)	Lessees:

	(Millions of yen)
	As of March 31, 2017	As of September 30, 2017
Due in One Year or Less	52,279	53,929
Due after One Year	211,127	206,968

Total	263,407	260,898

(2)	Lessors:

	(Millions of yen)
	As of March 31, 2017	As of September 30, 2017
Due in One Year or Less	1,113	928
Due after One Year	9,712	8,818

Total	10,825	9,747

Financial Instruments

Matters relating to fair value of financial instruments and others

The following are the interim consolidated balance sheet amounts (the consolidated balance sheet amounts), fair values and differences between them. Unlisted stocks and others, the fair values of which are extremely difficult to determine, are excluded from the table below (see (Note 2)).

As of March 31, 2017

	(Millions of yen)
	Consolidated Balance Sheet Amount	Fair Value	Difference
(1) Cash and Due from Banks (*1)	47,127,865	47,127,865	—
(2) Call Loans and Bills Purchased (*1)	1,034,901	1,034,901	—
(3) Receivables under Resale Agreements	8,967,777	8,967,777	—
(4) Guarantee Deposits Paid under Securities Borrowing Transactions	3,350,051	3,350,051	—
(5) Other Debt Purchased (*1)	2,744,844	2,744,847	3
(6) Trading Assets
Trading Securities	4,800,408	4,800,408	—
(7) Money Held in Trust (*1)	247,080	247,080	—
(8) Securities
Bonds Held to Maturity	3,815,674	3,846,718	31,043
Other Securities	27,946,221	27,946,221	—
(9) Loans and Bills Discounted	78,337,793
Reserves for Possible Losses on Loans (*1)	(433,661)

	77,904,132	78,916,087	1,011,955

Total Assets	177,938,958	178,981,961	1,043,002

(1) Deposits	120,045,217	120,044,703	(514)
(2) Negotiable Certificates of Deposit	10,631,277	10,631,008	(268)
(3) Call Money and Bills Sold	1,255,172	1,255,172	—
(4) Payables under Repurchase Agreements	17,969,753	17,969,753	—
(5) Guarantee Deposits Received under Securities Lending Transactions	1,679,300	1,679,300	—
(6) Trading Liabilities
Securities Sold, Not yet Purchased	2,221,541	2,221,541	—
(7) Borrowed Money	6,307,230	6,281,775	(25,454)
(8) Bonds and Notes	7,564,535	7,626,076	61,541
(9) Due to Trust Accounts	4,784,077	4,784,077	—

Total Liabilities	172,458,105	172,493,409	35,303

Derivative Transactions (*2)
Derivative Transactions not Qualifying for Hedge Accounting	[119,961 ]
Derivative Transactions Qualifying for Hedge Accounting	302,350
Reserves for Derivative Transactions (*1)	(4,466)

Total Derivative Transactions	177,922	177,922	—

(*1)	General and specific reserves for possible losses on loans relevant to Loans and Bills Discounted and reserves for derivative transactions are excluded. Reserves for Cash and Due from Banks, Call Loans and Bills Purchased, Other Debt Purchased, Money Held in Trust and others are directly written off against the consolidated balance sheet amount due to immateriality.
(*2)	Derivative Transactions recorded in Trading Assets, Trading Liabilities, Derivatives other than for Trading Assets, Derivatives other than for Trading Liabilities, and others are presented as a lump sum.

Net claims and debts that arose from derivative transactions are presented on a net basis, and the item that is net debts in total is presented in brackets.

As of September 30, 2017

	(Millions of yen)
	Interim Consolidated Balance Sheet Amount	Fair Value	Difference
(1) Cash and Due from Banks (*1)	50,981,090	50,981,090	—
(2) Call Loans and Bills Purchased (*1)	893,606	893,606	—
(3) Receivables under Resale Agreements	9,408,646	9,408,646	—
(4) Guarantee Deposits Paid under Securities Borrowing Transactions	3,585,209	3,585,209	—
(5) Other Debt Purchased (*1)	2,665,989	2,665,992	2
(6) Trading Assets
Trading Securities	7,226,732	7,226,732	—
(7) Money Held in Trust (*1)	268,852	268,852	—
(8) Securities
Bonds Held to Maturity	3,125,708	3,147,795	22,087
Other Securities	28,419,234	28,419,234	—
(9) Loans and Bills Discounted	79,811,834
Reserves for Possible Losses on Loans (*1)	(293,149)

	79,518,685	80,392,260	873,575

Total Assets	186,093,755	186,989,420	895,664

(1) Deposits	124,646,612	124,640,326	(6,286)
(2) Negotiable Certificates of Deposit	11,992,948	11,992,481	(467)
(3) Call Money and Bills Sold	1,602,970	1,602,970	—
(4) Payables under Repurchase Agreements	19,521,855	19,521,855	—
(5) Guarantee Deposits Received under Securities Lending Transactions	2,640,306	2,640,306	—
(6) Trading Liabilities
Securities Sold, Not yet Purchased	2,568,693	2,568,693	—
(7) Borrowed Money	5,353,682	5,337,068	(16,614)
(8) Bonds and Notes	8,060,465	8,167,999	107,533
(9) Due to Trust Accounts	4,692,390	4,692,390	—

Total Liabilities	181,079,927	181,164,092	84,165

Derivative Transactions (*2)
Derivative Transactions not Qualifying for Hedge Accounting	[135,407 ]
Derivative Transactions Qualifying for Hedge Accounting	199,991
Reserves for Derivative Transactions (*1)	(3,079)

Total Derivative Transactions	61,505	61,505	—

(*1)	General and specific reserves for possible losses on loans relevant to Loans and Bills Discounted and reserves for derivative transactions are excluded. Reserves for Cash and Due from Banks, Call Loans and Bills Purchased, Other Debt Purchased, Money Held in Trust and others are directly written off against the interim consolidated balance sheet amount due to immateriality.
(*2)	Derivative Transactions recorded in Trading Assets, Trading Liabilities, Derivatives other than for Trading Assets, Derivatives other than for Trading Liabilities, and others are presented as a lump sum.

Net claims and debts that arose from derivative transactions are presented on a net basis, and the item that is net debts in total is presented in brackets.

(Note 1)	Calculation method of fair value of financial instruments

Assets

(1)	Cash and Due from Banks

For Due from Banks which have no maturity, since fair values of these items approximate book values, we deem the book values to be fair values. For Due from Banks which have maturity, since contractual terms of these items are mainly short (i.e., within six months) and fair values of these items approximate book values, we deem the book values to be fair values.

(2)	Call Loans and Bills Purchased, (3) Receivables under Resale Agreements and (4) Guarantee Deposits Paid under Securities Borrowing Transactions

Since contractual terms of these items are mainly short (i.e., within six months) and fair values of these items approximate book values, we deem the book values to be fair values.

(5)	Other Debt Purchased

Fair values of Other Debt Purchased are based on the values deemed as market prices obtained by the reasonable estimate such as those obtained from brokers and financial information vendors.

(6)	Trading Assets

Fair values of securities held for trading, such as bonds held for trading, are based on the market prices and others.

(7)	Money Held in Trust

As to securities managed as trust assets in a directed money trust for separate investment with the management of securities as its primary purpose, fair values of these items are calculated using the method stated in (8). For other Money Held in Trust, since fair values of these items approximate book values, we deem the book values to be fair values. The notes to Money Held in Trust based on holding purpose are stated in “Money Held in Trust.”

(8)	Securities

Fair values of stocks are based on the prices on securities exchanges, and those of bonds and others are based on the market prices, valuations obtained from brokers and information vendors and others. Fair values of investment trusts are based on the disclosed net asset value and others. Fair values of private placement bonds are calculated by discounting the total amount of principal and interest and others at interest rates based on the discount rate reflecting expected loss and various risk factors by categories according to the internal ratings and terms.

Fair values of securitized products are based on valuations obtained from brokers and others, and reasonably calculated prices based on the reasonable estimates of our management. In deriving reasonably calculated prices based on the reasonable estimates of our management mentioned above, we used the discounted cash flow method. The price decision variables include default rates, recovery rates, pre-payment rates, and discount rates.

Fair values of Floating-rate Japanese Government Bonds, according to our determination that current market prices may not reflect the fair value, are based on the reasonably calculated prices as book value as of September 30, 2017 (as of March 31, 2017). In deriving the reasonably calculated prices, we used the discount cash flow method as well as other methods. The price decision variables include the yield of 10-year Japanese Government Bonds and the volatilities of interest rate swap options for 10-year Japanese Government Bonds as underlying assets.

The notes to Securities based on holding purpose are stated in “Securities.”

(9)	Loans and Bills Discounted

Fair values of Loans and Bills Discounted are calculated by the total amount of principal and interest and others at interest rates based on the discount rate reflecting expected loss and various risk factors by categories according to the types, internal ratings and terms of the Loans and Bills Discounted. In addition, as to claims against bankrupt obligors, substantially bankrupt obligors and intensive control obligors, since the estimated amount of bad debts is calculated based on the present value of the expected future cash flows or the estimated amounts that we would be able to collect from collateral and guarantees, fair values approximate the amount of Debentures and others minus the amount of Reserves for Possible Losses on Loans in the interim consolidated balance sheet (the consolidated balance sheet) as of the interim consolidated balance sheet date (the consolidated balance sheet date) and we thus deem such amount to be fair values.

Of the Loans and Bills Discounted, for those without a fixed maturity due to loan characteristics such as limiting loans to within the value of pledged assets, we deem book values to be fair values since fair values are expected to approximate book values based on the estimated loan periods, interest rates and other conditions.

Liabilities

(1)	Deposits (2) Negotiable Certificates of Deposit

For demand deposits, we deem the payment amounts required on the interim consolidated balance sheet date (the consolidated balance sheet date) (i.e., book values) to be fair values. In addition, fair values of fixed deposits and negotiable certificates of deposits are calculated by classifying them based on their terms and by discounting the future cash flows. The discount rates used in such calculations are the interest rates. Since fair values of those whose deposit terms are short (i.e., within six months) approximate book values, we mainly deem the book values to be fair values.

(3)	Call Money and Bills Sold, (4) Payables under Repurchase Agreements and (5) Guarantee Deposits Received under Securities Lending Transactions

Since contractual terms of these financial instruments are mainly short (i.e., within six months) and fair values approximate book values, we deem the book values to be fair values.

(6)	Trading Liabilities

Fair values of Securities Sold, Not yet Purchased in Trading Liabilities are based on the market prices and others.

(7)	Borrowed Money

Fair values of Borrowed Money are calculated mainly by discounting the total amount of the principal and interest of such Borrowed Money classified by certain period at the interest rates considered to be applicable to similar loans.

(8)	Bonds and Notes

Fair values of Bonds and Notes issued by MHFG and its consolidated subsidiaries are based on the market prices for Bonds and Notes which have market prices, and calculated by discounting the total amount of principal and interest by the interest rates considered to be applicable to similar Bonds and Notes for those which do not have market prices.

(9)	Due to Trust Accounts

Due to Trust Accounts of consolidated trust banking subsidiaries is used for transactions in which consolidated trust banking subsidiaries manage fund entrusted to them in bank accounts of consolidated trust banking subsidiaries. As the purpose is considered to approximate demand deposit, we deem the book values to be fair values.

Derivative Transactions

Derivative Transactions are stated in “Derivatives Information.”

(Note 2)	Interim consolidated balance sheet (consolidated balance sheet) amounts of financial instruments whose fair values are deemed to be extremely difficult to determine are indicated below, and are not included in “Assets (5) Other Debt Purchased,” “Assets (7) Money Held in Trust,” and “Assets (8) Other Securities” in fair value information of financial instruments.

(Millions of yen)
Category	As of March 31, 2017	As of September 30, 2017
(i) Unlisted Stocks (*1)	190,320	191,253
(ii) Investments in Partnerships and others (*2)	86,291	90,753
(iii) Other	539	761

Total (*3)	277,151	282,769

(*1)	We do not treat Unlisted Stocks as being subject to disclosure of fair values as there are no market prices and they are deemed extremely difficult to determine fair values.
(*2)	Of the Investments in Partnerships and others, we do not treat those whose assets consist of unlisted stocks and other financial instruments that are deemed extremely difficult to determine fair values as being subject to disclosure of fair values.
(*3)	During the fiscal year ended March 31, 2017, the amount of impairment (devaluation) was ¥4,823 million on a consolidated basis.
During the six months ended September 30, 2017, the amount of impairment (devaluation) was ¥589 million on a consolidated basis.

Securities

In addition to “Securities” on the interim consolidated balance sheet (the consolidated balance sheet), Negotiable Certificates of Deposit in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.

1.	Bonds Held to Maturity

As of March 31, 2017

(Millions of yen)
	Type	Consolidated Balance Sheet Amount	Fair Value	Difference
Bonds Whose Fair Values Exceed the Consolidated Balance Sheet Amount	Japanese Government Bonds	3,059,975	3,097,144	37,168
	Foreign Bonds	24,015	24,159	144

	Sub-total	3,083,991	3,121,303	37,312

Bonds Whose Fair Values Do Not Exceed the Consolidated Balance Sheet Amount	Japanese Government Bonds	—	—	—
	Foreign Bonds	731,682	725,414	(6,268)

	Sub-total	731,682	725,414	(6,268)

Total		3,815,674	3,846,718	31,043

As of September 30, 2017

(Millions of yen)
	Type	Interim Consolidated Balance Sheet Amount	Fair Value	Difference
Bonds Whose Fair Values Exceed the Interim Consolidated Balance Sheet Amount	Japanese Government Bonds	2,459,937	2,488,049	28,111
	Foreign Bonds	32,722	32,814	92

	Sub-total	2,492,660	2,520,863	28,203

Bonds Whose Fair Values Do Not Exceed the Interim Consolidated Balance Sheet Amount	Japanese Government Bonds	—	—	—
	Foreign Bonds	633,048	626,932	(6,116)

	Sub-total	633,048	626,932	(6,116)

Total		3,125,708	3,147,795	22,087

2.	Other Securities

As of March 31, 2017

(Millions of yen)
	Type	Consolidated Balance Sheet Amount	Acquisition Cost	Difference
Other Securities Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Stocks	3,363,211	1,464,923	1,898,288
	Bonds	8,408,911	8,353,050	55,861
	Japanese Government Bonds	6,499,349	6,474,096	25,253
	Japanese Local Government Bonds	225,771	220,930	4,840
	Short-term Bonds	—	—	—
	Japanese Corporate Bonds	1,683,790	1,658,023	25,767
	Other	3,542,100	3,392,462	149,638
	Foreign Bonds	2,672,850	2,659,805	13,044
	Other Debt Purchased	84,802	83,047	1,754
	Other	784,447	649,608	134,838

	Sub-total	15,314,224	13,210,435	2,103,788

Other Securities Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost	Stocks	178,834	222,664	(43,830)
	Bonds	4,836,243	4,870,924	(34,680)
	Japanese Government Bonds	3,764,979	3,781,517	(16,537)
	Japanese Local Government Bonds	58,700	58,932	(232)
	Short-term Bonds	99	99	—
	Japanese Corporate Bonds	1,012,463	1,030,373	(17,910)
	Other	8,151,429	8,357,482	(206,053)
	Foreign Bonds	6,282,585	6,439,935	(157,349)
	Other Debt Purchased	152,978	153,371	(393)
	Other	1,715,864	1,764,175	(48,310)

	Sub-total	13,166,507	13,451,071	(284,563)

Total		28,480,731	26,661,507	1,819,224

(Note)	Unrealized Gains (Losses) includes ¥34,372 million which was recognized in the statement of income by applying the fair-value hedge method.

As of September 30, 2017

(Millions of yen)
	Type	Interim Consolidated Balance Sheet Amount	Acquisition Cost	Difference
Other Securities Whose Interim Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Stocks	3,467,471	1,422,782	2,044,689
	Bonds	2,705,167	2,674,463	30,704
	Japanese Government Bonds	1,065,976	1,061,220	4,755
	Japanese Local Government Bonds	156,555	153,548	3,006
	Short-term Bonds	—	—	—
	Japanese Corporate Bonds	1,482,635	1,459,693	22,942
	Other	3,825,987	3,665,442	160,544
	Foreign Bonds	2,334,469	2,325,507	8,962
	Other Debt Purchased	75,070	73,665	1,404
	Other	1,416,448	1,266,269	150,178

	Sub-total	9,998,626	7,762,688	2,235,938

Other Securities Whose Interim Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost	Stocks	173,509	206,682	(33,172)
	Bonds	9,906,780	9,946,799	(40,019)
	Japanese Government Bonds	8,592,253	8,612,993	(20,740)
	Japanese Local Government Bonds	97,009	97,473	(464)
	Short-term Bonds	99	99	—
	Japanese Corporate Bonds	1,217,417	1,236,231	(18,814)
	Other	8,852,696	9,027,082	(174,386)
	Foreign Bonds	7,275,871	7,421,518	(145,647)
	Other Debt Purchased	115,985	116,351	(365)
	Other	1,460,839	1,489,212	(28,373)

	Sub-total	18,932,986	19,180,564	(247,578)

Total		28,931,613	26,943,252	1,988,360

(Note)	Unrealized Gains (Losses) includes ¥54,648 million which was recognized in the statement of income by applying the fair-value hedge method.

3.	Impairment (“Devaluation”) of Securities

Certain Securities other than Trading Securities (excluding Securities for which it is deemed to be extremely difficult to determine the fair value) are devalued to the fair value, and the difference between the acquisition cost and the fair value is treated as the loss for the six months ended September 30, 2017 (the fiscal year ended March 31, 2017) (impairment (devaluation)), if the fair value (primarily the closing market price as of September 30, 2017 (March 31, 2017)) has significantly deteriorated compared with the acquisition cost (including amortized cost), and unless it is deemed that there is a possibility of a recovery in the fair value.

The amount of impairment (devaluation) for the fiscal year ended March 31, 2017 was ¥1,139 million.

The amount of impairment (devaluation) for the six months ended September 30, 2017 was ¥1,722 million.

The criteria for determining whether a security’s fair value has “significantly deteriorated” are outlined as follows:

•	Securities whose fair value is 50% or less of the acquisition cost

•	Securities whose fair value exceeds 50% but is 70% or less of the acquisition cost and the quoted market price maintains a certain level or lower

Money Held in Trust

1.	Money Held in Trust Held to Maturity

There was no Money Held in Trust held to maturity.

2.	Other in Money Held in Trust (other than for investment purposes and held to maturity purposes)

As of March 31, 2017

	(Millions of yen)
	Consolidated Balance Sheet Amount	Acquisition Cost	Difference	Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost
Other in Money Held in Trust	3,286	3,286	—	—	—

(Note)	“Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost” and “Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost” are components of “Difference.”

As of September 30, 2017

	(Millions of yen)
	Interim Consolidated Balance Sheet Amount	Acquisition Cost	Difference	Other in Money Held in Trust Whose Interim Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Other in Money Held in Trust Whose Interim Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost
Other in Money Held in Trust	3,211	3,211	—	—	—

(Note)	“Other in Money Held in Trust Whose Interim Consolidated Balance Sheet Amount Exceeds Acquisition Cost” and “Other in Money Held in Trust Whose Interim Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost” are components of “Difference.”

Unrealized Gains (Losses) on Other Securities

Details of Unrealized Gains (Losses) on Other Securities on the interim consolidated balance sheet (consolidated balance sheet) are as follows:

As of March 31, 2017

(Millions of yen)
Amount
Difference between Acquisition Cost and Fair Value	1,784,855
Other Securities	1,784,855
(–) Deferred Tax Liabilities	470,704
Difference between Acquisition Cost and Fair Value, net of Taxes (Before adjusting for amount corresponding to Non-controlling Interests)	1,314,150
(–) Amount Corresponding to Non-controlling Interests	29,657
(+) Amount Corresponding to Net Unrealized Gains (Losses) on Other Securities Owned by Affiliated Companies, which is attributable to MHFG	5,492

Net Unrealized Gains (Losses) on Other Securities	1,289,985

(Notes)	1.	The difference between acquisition cost and fair value excludes ¥34,372 million (gains) which was recognized in the statement of income for the fiscal year ended March 31, 2017 by applying the fair-value hedge method.
	2.	“Other Securities” includes translation differences regarding securities which do not have readily determinable fair value.

As of September 30, 2017

(Millions of yen)
Amount
Difference between Acquisition Cost and Fair Value	1,933,555
Other Securities	1,933,555
(–) Deferred Tax Liabilities	509,565
Difference between Acquisition Cost and Fair Value, net of Taxes (Before adjusting for amount corresponding to Non-controlling Interests)	1,423,990
(–) Amount Corresponding to Non-controlling Interests	20,005
(+) Amount Corresponding to Net Unrealized Gains (Losses) on Other Securities Owned by Affiliated Companies, which is attributable to MHFG	5,780

Net Unrealized Gains (Losses) on Other Securities	1,409,766

(Notes)	1.	The difference between acquisition cost and fair value excludes ¥54,648 million (gains) which was recognized in the statement of income for six months ended September 30, 2017 by applying the fair-value hedge method.
	2.	“Other Securities” includes translation differences regarding securities which do not have readily determinable fair value.

Derivatives Information

Derivative Transactions not Qualifying for Hedge Accounting

With regard to derivative transactions not qualifying for hedge accounting, contract value or contractual principal equivalents, fair values and unrealized gains (losses), and fair value calculation method by type of transaction as of the interim consolidated balance sheet date (consolidated balance sheet date) are as follows. Contract value amounts do not indicate the market risk related to derivative transactions.

(1)	Interest Rate-Related Transactions

As of March 31, 2017

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	9,407,885	3,325,791	(10,782)	(10,782)
	Bought	9,337,119	3,323,117	9,161	9,161
	Options
	Sold	320,424	53,662	(478)	38
	Bought	885,812	99,250	1,254	(217)
Over-the-Counter	FRAs
	Sold	16,705,098	287,114	(4,529)	(4,529)
	Bought	14,123,480	276,538	(1,088)	(1,088)
	Swaps
	Receive Fixed / Pay Float	403,042,305	307,787,439	5,642,796	5,642,796
	Receive Float / Pay Fixed	394,333,968	304,717,370	(5,583,337)	(5,583,337)
	Receive Float / Pay Float	80,075,291	61,293,377	35,829	35,829
	Receive Fixed / Pay Fixed	702,877	579,466	14,605	14,605
	Options
	Sold	8,117,121	5,719,369	(104,505)	(104,505)
	Bought	5,642,995	3,661,695	4,344	4,344
Inter-Company or Internal Transactions	Swaps
	Receive Fixed / Pay Float	4,430,985	4,144,609	(906)	(906)
	Receive Float / Pay Fixed	9,442,652	8,278,293	33,285	33,285
	Receive Float / Pay Float	707	707	0	0

Total		—	—	35,649	34,694

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Fair values of listed contracts are based on the closing prices of the Tokyo Financial Exchange and others.
		Fair values of over-the-counter contracts and inter-company or internal transactions are based on the discounted value of future cash flows, option pricing models and others.

As of September 30, 2017

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	10,618,500	4,540,163	(9,422)	(9,422)
	Bought	11,179,698	4,653,290	6,530	6,530
	Options
	Sold	961,412	38,248	(497)	178
	Bought	1,683,820	—	861	(406)
Over-the-Counter	FRAs
	Sold	18,175,395	180,819	5,185	5,185
	Bought	16,449,016	242,429	(4,391)	(4,391)
	Swaps
	Receive Fixed / Pay Float	394,489,934	314,749,425	5,174,734	5,174,734
	Receive Float / Pay Fixed	386,692,448	310,427,471	(5,096,992)	(5,096,992)
	Receive Float / Pay Float	83,654,424	64,729,454	27,294	27,294
	Receive Fixed / Pay Fixed	684,812	618,993	(35,381)	(35,381)
	Options
	Sold	6,501,882	4,784,856	(134,129)	(134,129)
	Bought	3,922,764	2,934,428	45,399	45,399
Inter-Company or Internal Transactions	Swaps
	Receive Fixed / Pay Float	5,592,181	5,325,005	7,994	7,994
	Receive Float / Pay Fixed	11,019,272	10,047,274	11,559	11,559
	Receive Float / Pay Float	3,608	3,608	(5)	(5)

Total		—	—	(1,261)	(1,853)

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the interim consolidated statement of income.
	2.	Fair values of listed contracts are based on the closing prices of the Tokyo Financial Exchange and others.
		Fair values of over-the-counter contracts and inter-company or internal transactions are based on the discounted value of future cash flows, option pricing models and others.

(2)	Currency-Related Transactions

As of March 31, 2017

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	18,881	352	—	—
	Bought	75,501	51,302	—	—
Over-the-Counter	Swaps	45,250,084	30,758,244	54,489	99,071
	Forwards
	Sold	74,925,435	3,645,808	(92,135)	(92,135)
	Bought	37,970,407	1,352,535	203,068	203,068
	Options
	Sold	2,842,595	1,182,247	(89,735)	(9,821)
	Bought	2,610,743	1,034,441	67,939	(12,408)
Inter-Company or Internal Transactions	Swaps	3,441,048	2,403,067	(228,425)	6,386
	Forwards
	Bought	160,189	—	(2,328)	(2,328)

Total		—	—	(87,128)	191,831

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Fair values of listed contracts are based on the closing prices of the Tokyo Financial Exchange and others.
		Fair values of over-the-counter contracts and inter-company or internal transactions are based on the discounted value of future cash flows, option pricing models and others.

As of September 30, 2017

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	17,326	390	(3)	(3)
	Bought	65,690	37,924	4	4
Over-the-Counter	Swaps	48,735,281	33,698,540	74,401	96,635
	Forwards
	Sold	76,975,967	3,408,686	(590,372)	(590,372)
	Bought	34,901,572	1,280,944	624,777	624,777
	Options
	Sold	2,751,518	1,163,953	(91,658)	(16,274)
	Bought	2,544,331	1,025,291	73,426	(4,275)
Inter-Company or Internal Transactions	Swaps	3,220,374	2,258,817	(145,528)	10,188
	Forwards
	Bought	162,487	—	4,701	4,701

Total		—	—	(50,251)	125,380

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the interim consolidated statement of income.
	2.	Fair values of listed contracts are based on the closing prices of the Tokyo Financial Exchange and others.
		Fair values of over-the-counter contracts and inter-company or internal transactions are based on the discounted value of future cash flows, option pricing models and others.

(3)	Stock-Related Transactions

As of March 31, 2017

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Index Futures
	Sold	701,220	14,450	2,230	2,230
	Bought	143,890	—	(673)	(673)
	Index Futures Options
	Sold	1,033,746	178,675	(125,078)	(5,077)
	Bought	1,018,815	101,900	27,430	10
Over-the-Counter	Equity Linked Swaps	191,842	178,713	11,513	11,513
	Options
	Sold	687,884	587,391	(83,546)	(77,815)
	Bought	231,697	177,712	77,950	67,701
	Other
	Bought	414,495	377,583	24,548	24,548

Total		—	—	(65,623)	22,438

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Fair values of listed contracts are based on the closing prices of the Osaka Exchange and others.
		Fair values of over-the-counter contracts are based on the discounted value of future cash flows, option pricing models and others.

As of September 30, 2017

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Index Futures
	Sold	975,901	14,450	(20,268)	(20,268)
	Bought	276,130	—	3,786	3,786
	Index Futures Options
	Sold	1,386,317	291,735	(141,210)	(12,215)
	Bought	1,453,879	180,525	38,469	834
Over-the-Counter	Equity Linked Swaps	246,264	223,342	10,506	10,506
	Options
	Sold	653,355	547,473	(94,931)	(87,506)
	Bought	222,604	164,814	88,647	76,918
	Other
	Bought	439,285	384,466	32,202	32,202

Total		—	—	(82,798)	4,258

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the interim consolidated statement of income.
	2.	Fair values of listed contracts are based on the closing prices of the Osaka Exchange and others.
		Fair values of over-the-counter contracts are based on the discounted value of future cash flows, option pricing models and others.

(4)	Bond-Related Transactions

As of March 31, 2017

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	584,499	—	(4,497)	(4,497)
	Bought	594,999	—	2,508	2,508
	Futures Options
	Sold	543,534	—	(86)	16
	Bought	143,612	—	150	1
Over-the-Counter	Options
	Sold	745,840	420,735	(40,317)	(38,567)
	Bought	745,840	420,735	40,136	38,777

Total		—	—	(2,105)	(1,759)

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Fair values of listed contracts are based on the closing prices of the Osaka Exchange and others.
		Fair values of over-the-counter contracts are based on the option pricing models and others.

As of September 30, 2017

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	1,475,618	—	5,920	5,920
	Bought	1,112,353	—	(4,780)	(4,780)
	Futures Options
	Sold	704,749	—	(960)	(26)
	Bought	474,596	—	1,061	49
Over-the-Counter	Options
	Sold	520,444	399,316	(44,440)	(44,146)
	Bought	585,378	399,316	44,670	44,117

Total		—	—	1,471	1,134

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the interim consolidated statement of income.
	2.	Fair values of listed contracts are based on the closing prices of the Osaka Exchange and others.
		Fair values of over-the-counter contracts are based on the option pricing models and others.

(5)	Commodity-Related Transactions

As of March 31, 2017

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	22,236	7,206	358	358
	Bought	32,199	13,568	(548)	(548)
Over-the-Counter	Swaps	5,296	—	1	1
	Options
	Sold	158,283	63,801	3,136	3,136
	Bought	141,703	49,791	(949)	(949)

Total		—	—	1,997	1,997

(Notes)

1.      The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.

2.      Fair values of listed contracts are based on the closing prices of the New York Mercantile Exchange and others.

         Fair values of over-the-counter contracts are based on the commodity prices, terms of contracts and other components of the contracts.

3.      Commodities include oil, copper, aluminum and others.

As of September 30, 2017

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	35,668	11,305	(1,027)	(1,027)
	Bought	49,750	19,375	1,417	1,417
Over-the-Counter	Swaps	5,422	—	1	1
	Options
	Sold	158,191	67,743	(2,870)	(2,870)
	Bought	138,785	53,349	3,443	3,443

Total		—	—	965	965

(Notes)

1.      The above transactions are marked to market, and changes in unrealized gains (losses) are included in the interim consolidated statement of income.

2.      Fair values of listed contracts are based on the closing prices of the New York Mercantile Exchange and others.

         Fair values of over-the-counter contracts are based on the commodity prices, terms of contracts and other components of the contracts.

3.      Commodities include oil, copper, aluminum and others.

(6)	Credit Derivative Transactions

As of March 31, 2017

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Over-the-Counter	Credit Derivatives
	Sold	1,845,011	1,337,735	22,061	22,061
	Bought	1,995,013	1,435,409	(24,813)	(24,813)

Total		—	—	(2,751)	(2,751)

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Fair values of over-the-counter contracts are based on the discounted value of future cash flows, prices of the underlying products, terms of contracts and other components of the contracts.
	3.	“Sold” and “Bought” indicate assumption and cession of credit risk, respectively.

As of September 30, 2017

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Over-the-Counter	Credit Derivatives
	Sold	1,621,722	1,216,159	24,211	24,211
	Bought	1,776,023	1,321,751	(27,743)	(27,743)

Total		—	—	(3,532)	(3,532)

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the interim consolidated statement of income.
	2.	Fair values of over-the-counter contracts are based on the discounted value of future cash flows, prices of the underlying products, terms of contracts and other components of the contracts.
	3.	“Sold” and “Bought” indicate assumption and cession of credit risk, respectively.

Business Segment Information, etc.

Business Segment Information

1.	Summary of reportable segment

MHFG has introduced an in-house company system based on the group’s diverse customer segments. The aim of this system is to leverage MHFG’s strengths and competitive advantage, which is the seamless integration of MHFG’s banking, trust and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.

Specifically, the company system is classified into the following five in-house companies, each based on a customer segment: the Retail & Business Banking Company, the Corporate & Institutional Company, the Global Corporate Company, the Global Markets Company, and the Asset Management Company.

The services that each in-house company is in charge of are as follows:

Retail & Business Banking Company:

Services for individual customers, small and medium-sized enterprises and middle market firms in Japan

Corporate & Institutional Company:

Services for large corporations, financial institutions and public corporations in Japan

Global Corporate Company:

Services for Japanese overseas affiliated corporate customers and non-Japanese corporate customers, etc.

Global Markets Company:

Investment services with respect to interest rates, equities and credits, etc. and other services

Asset Management Company:

Development of products and provision of services that match the asset management needs of its wide range of customers from individuals to institutional investors

The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. Management measures the performance of each of the operating segments in accordance with internal managerial accounting rules and practices.

2.	Calculating method of Gross profits (excluding the amounts of credit costs of trust accounts), Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) and the amount of Assets by reportable segment

The following information of reportable segment is based on internal management reporting.

Gross profits (excluding the amounts of credit costs of trust accounts) is the total amount of Interest Income, Fiduciary Income, Fee and Commission Income, Trading Income and Other Operating Income.

Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) is the amount of which General and administrative expenses (excluding non-recurring expenses), Equity in income from investments in affiliates, and Others (consolidation adjustments) are deducted from, or added to, Gross profits (excluding the amounts of credit costs of trust accounts).

Asset information by segment is not prepared on the grounds that management does not use asset information of each segment for the purpose of asset allocation or performance evaluation.

Gross profits (excluding the amounts of credit costs of trust accounts) relating to transactions between segments is based on the current market price.

3.	Gross profits (excluding the amounts of credit costs of trust accounts) and Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) by reportable segment

For the six months ended September 30, 2016

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (Note 2)
Gross profits: (excluding the amounts of credit costs of trust accounts)	348,000	215,200	183,400	333,600	24,400	(14,922)	1,089,677
General and administrative expenses (excluding Non-Recurring Losses)	359,800	96,500	117,900	90,100	15,000	1,173	680,473
Equity in income from investments in affiliates	8,800	600	1,000	—	(100)	1,027	11,327
Others	—	—	—	—	—	(17,286)	(17,286)
Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	(3,000)	119,300	66,500	243,500	9,300	(32,354)	403,245

(Notes)	1.	Gross profits (excluding the amounts of credit costs of trust accounts) is reported instead of sales reported by general corporations.
	2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.
	3.	Following the change in allocation method for transactions between each segment and “Others” made in April, 2017, reclassification was made on the above table to reflect the relevant change.

For the six months ended September 30, 2017

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (Note 2)
Gross profits: (excluding the amounts of credit costs of trust accounts)	343,000	192,000	160,200	236,200	24,900	3,509	959,809
General and administrative expenses (excluding Non-Recurring Losses)	358,600	97,300	122,500	99,700	13,900	26,269	718,269
Equity in income from investments in affiliates	7,500	600	1,400	—	300	753	10,553
Others	—	—	—	—	—	(10,444)	(10,444)
Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	(8,100)	95,300	39,100	136,500	11,300	(32,450)	241,649

(Notes)	1.	Gross profits (excluding the amounts of credit costs of trust accounts) is reported instead of sales reported by general corporations.
	2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.

4.	The difference between the total amounts of reportable segments and the recorded amounts in the Interim Consolidated Statement of Income, and the contents of the difference (Matters relating to adjustment to difference)

The above amount of Gross profits (excluding the amounts of credit costs of trust accounts) and that of Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) derived from internal management reporting by reportable segment are different from the amounts recorded in the Interim Consolidated Statement of Income.

The contents of the difference for the period are as follows:

(1)	The total of Gross profits (excluding the amounts of credit costs of trust accounts) of Segment Information and Ordinary Profits

	(Millions of yen)
	For the six months ended September 30, 2016	For the six months ended September 30, 2017
Gross Profits (excluding the amounts of credit costs of trust accounts)	1,089,677	959,809
Other Ordinary Income	122,198	287,431
General and Administrative Expenses	(704,164)	(733,194)
Other Ordinary Expenses	(86,766)	(82,740)

Ordinary Profits	420,944	431,306

(2)	The total of Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) of Segment Information and Income before Income Taxes Recorded in Interim Consolidated Statement of Income

	(Millions of yen)
	For the six months ended September 30, 2016	For the six months ended September 30, 2017
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	403,245	241,649
Credit Costs for Trust Accounts	—	—
General and Administrative Expenses (non-recurring losses)	(23,691)	(14,924)
Expenses related to Portfolio Problems (including reversal of (provision for) general reserve for losses on loans)	(10,313)	(9,704)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	23,843	137,773
Net Gains (Losses) related to Stocks	60,862	107,926
Net Extraordinary Gains (Losses)	(1,819)	(2,223)
Others	(33,001)	(31,414)

Income before Income Taxes recorded in Interim Consolidated Statement of Income	419,125	429,082

Related Information

For the six months ended September 30, 2016

1.	Information about Geographic Areas

(1)	Ordinary Income

(Millions of yen)
Japan	Americas	Europe	Asia/Oceania excluding Japan	Total
1,110,038	194,178	83,454	175,591	1,563,262

(Notes)	1.	Geographic analyses are presented based on geographic contiguity, similarities in economic activities, and relation of business operations. The above table shows Ordinary Income instead of sales of non-financial companies.
	2.	Japan includes Ordinary Income of MHFG and domestic consolidated subsidiaries excluding overseas branches, Americas includes Ordinary Income of consolidated subsidiaries and branches in Canada, the United States of America and others, Europe includes Ordinary Income of consolidated subsidiaries and branches in the United Kingdom and others and Asia/Oceania includes Ordinary Income of consolidated subsidiaries and branches in Hong Kong, the Republic of Singapore and others.

(2)	Tangible Fixed Assets

Information on tangible fixed assets by geographical areas as of September 30, 2016 is not disclosed since tangible fixed assets in Japan accounted for more than 90% of tangible fixed assets.

2.	Information about Major Customers

Information about major customers is not disclosed since there are no outside customers that accounted for more than 10% of Ordinary Income of the Company.

For the six months ended September 30, 2017

1.	Information about Geographic Areas

(1)	Ordinary Income

(Millions of yen)
Japan	Americas	Europe	Asia/Oceania excluding Japan	Total
1,198,371	263,715	112,304	190,449	1,764,841

(Notes)	1.	Geographic analyses are presented based on geographic contiguity, similarities in economic activities, and relation of business operations. The above table shows Ordinary Income instead of sales of non-financial companies.
	2.	Japan includes Ordinary Income of MHFG and domestic consolidated subsidiaries excluding overseas branches, Americas includes Ordinary Income of consolidated subsidiaries and branches in Canada, the United States of America and others, Europe includes Ordinary Income of consolidated subsidiaries and branches in the United Kingdom and others and Asia/Oceania includes Ordinary Income of consolidated subsidiaries and branches in Hong Kong, the Republic of Singapore and others.

(2)	Tangible Fixed Assets

Information on tangible fixed assets by geographical areas as of September 30, 2017 is not disclosed since tangible fixed assets in Japan accounted for more than 90% of tangible fixed assets.

2.	Information about Major Customers

Information about major customers is not disclosed since there are no outside customers that accounted for more than 10% of Ordinary Income of the Company.

Information about Impairment Loss on Tangible Fixed Assets by Reportable Segment

For the six months ended September 30, 2016

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others
Impairment Loss	—	—	—	—	—	1,474	1,474

For the six months ended September 30, 2017

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others
Impairment Loss	—	—	—	—	—	2,375	2,375

Information about Amortization and Unamortized Balance of Goodwill by Reportable Segment

For the six months ended September 30, 2016

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others
Amortization of Goodwill	—	—	—	—	—	713	713
Unamortized Balance of Goodwill	—	—	—	—	—	22,696	22,696

For the six months ended September 30, 2017

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others
Amortization of Goodwill	—	—	—	—	—	2,073	2,073
Unamortized Balance of Goodwill	—	—	—	—	—	72,544	72,544

Information about Gain on Negative Goodwill Incurred by Reportable Segment

For the six months ended September 30, 2016

There is no applicable information.

For the six months ended September 30, 2017

There is no applicable information.

Per Share Information

1.	Net Assets per Share of Common Stock and its basis used for calculation

		As of March 31, 2017	As of September 30, 2017
Net Assets per Share of Common Stock	Yen	335.96	348.65
(The basis used for calculating Net Assets per Share of Common Stock)
Total Net Assets	Millions of yen	9,273,361	9,593,750
Deductions from Total Net Assets	Millions of yen	751,093	751,001
Stock Acquisition Rights	Millions of yen	1,754	1,173
Non-Controlling Interests	Millions of yen	749,339	749,827
Net Assets related to Common Stock at the end of the period/the fiscal year	Millions of yen	8,522,268	8,842,749
Outstanding Shares of Common Stock, based on which Total Net Assets per Share of Common Stock was calculated, at the end of the period/the fiscal year	Thousands of shares	25,366,315	25,362,473

2.	Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock are based on the following information:

		For the six months ended September 30, 2016	For the six months ended September 30, 2017
(1) Net Income per Share of Common Stock	Yen	14.21	12.48
(The basis used for calculating Net Income per Share of Common Stock)
Profit Attributable to Owners of Parent	Millions of yen	358,183	316,645
Amount not attributable to Common Stock	Millions of yen	—	—
Profit Attributable to Owners of Parent related to Common Stock	Millions of yen	358,183	316,645
Average Outstanding Shares of Common Stock (during the period)	Thousands of shares	25,204,800	25,366,346

(2) Diluted Net Income per Share of Common Stock	Yen	14.11	12.47
(The basis used for calculating Diluted Net Income per Share of Common Stock)
Adjustment to Profit Attributable to Owners of Parent	Millions of yen	—	—
Increased Number of Shares of Common Stock	Thousands of shares	177,530	7,932
Preferred Stock	Thousands of shares	165,533	—
Stock Acquisition Rights	Thousands of shares	11,997	7,932
Description of dilutive securities which were not included in the calculation of Diluted Net Income per Share of Common Stock as they have no dilutive effects		—	—

(Note)

In the calculation of Net Assets per share, MHFG shares outstanding in BBT trust account that were recognized as Treasury Stock in Shareholders’ Equity are included in Treasury Stock shares deducted from the total number of issued shares at the end of the period/the fiscal year. The number of such Treasury Stock shares deducted at the end of the previous fiscal year (March 31, 2017) was 9,000 thousand and the number of such Treasury Stock shares deducted at the end of the period (September 30, 2017) was 13,319 thousand.

In the calculation of Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock, such Treasury Stock shares are included in Treasury Stock shares deducted in the calculation of the Average Outstanding Shares of Common Stock during the period. The average number of such Treasury Stock shares deducted during the six months ended September 30, 2016, was 3,016 thousand and the average number of such Treasury Stock shares deducted during the six months ended September 30, 2017, was 10,318 thousand.

II. Others

There is no applicable information.